Exhibit 99.1

Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2015, management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated financial statements have not been reviewed by the Group’s auditor.

The unaudited condensed consolidated financial statements for the period ended March 31, 2015 were approved by the Board of Directors and signed on its behalf on May 11,  2015.

(Signed) S. R. Curtis	(Signed) M. Learmonth
Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of profit or loss and other comprehensive income
(In thousands of Canadian dollar)
For the three months ended March 31,
Unaudited
	Note	2015	2014

Revenue		15,994	17,063
Less: Royalty		(801)	(1,195)
Production costs	6	(9,514)	(8,788)
Depreciation		(1,038)	(1,058)
Gross profit		4,641	6,022
Other income		10	-
Administrative expenses	7	(2,019)	(1,847)
Foreign exchange gain		625	257
Operating profit		3,257	4,432
Finance income		-	-
Finance cost		(44)	(41)
Net finance costs		(44)	(41)
Profit before tax		3,213	4,391
Tax expense		(1,199)	(1,300)
Profit for the period		2,014	3,091
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		4,677	2,134
Other comprehensive income for the period, net of income tax		4,677	2,134
Total comprehensive income for the period		6,691	5,225
Profit attributable to:
Shareholders of the Company		1,554	2,425
Non-controlling interests		460	666
Profit for the period		2,014	3,091
Total comprehensive income attributable to:
Shareholders of the Company		6,151	4,558
Non-controlling interests		540	667
Total comprehensive income for the period		6,691	5,225
Earnings per share
Basic earnings per share ($)		0.03	0.05
Diluted earnings per share ($)		0.03	0.05

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of financial position
(In thousands of Canadian dollar)
Unaudited
		March 31,	December 31,
As at	Note	2015	2014

Assets
Property, plant and equipment	8	47,001	40,388
Total non-current assets		47,001	40,388

Inventories	9	7,998	7,571
Prepayments		684	348
Trade and other receivables	10	4,348	2,040
Income tax receivable		-	111
Cash and cash equivalents		26,094	26,838
Total current assets		39,124	36,908
Total assets		86,125	77,296

Equity and liabilities
Share capital		57,607	57,607
Reserves		164,480	159,883
Retained loss		(158,987)	(159,759)
Equity attributable to shareholders		63,100	57,731
Non-controlling interests		1,344	804
Total equity		64,444	58,535

Liabilities
Provisions		3,157	2,888
Deferred tax liability		11,825	10,092
Total non-current liabilities		14,982	12,980

Trade and other payables		4,969	3,791
Income tax payable		1,730	1,990
Total current liabilities		6,699	5,781
Total liabilities		21,681	18,761
Total equity and liabilities		86,125	77,296

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of changes in equity
(expressed in thousands of Canadian dollar)

Unaudited	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Retained loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2013	57,607	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividends paid	-	-	-	-	(3,127)	(3,127)	(847)	(3,974)
Total comprehensive income:
Profit for the year	-	-	-	-	4,897	4,897	1,668	6,565
Other comprehensive income for the year	-	3,814	-	-	122	3,936	34	3,970
Balance at December 31, 2014	57,607	4,133	140,000	15,750	(159,759)	57,731	804	58,535
Transactions with owners:
Dividend paid	-	-	-	-	(782)	(782)	-	(782)
Total comprehensive income:
Profit for the period	-	-	-	-	1,554	1,554	460	2,014
Other comprehensive income	-	4,597	-	-	-	4,597	80	4,677
Balance at March 31, 2015 Unaudited	57,607	8,730	140,000	15,750	(158,987)	63,100	1,344	64,444

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Condensed consolidated statements of cash flows
(In thousands of Canadian dollar)
For the three months ended March 31,
Unaudited
Cash flows from operating activities	Note	2015	2014

Cash generated by operating activities	11	3,927	6,868
Finance cost paid		(31)	(41)
Tax paid		(520)	(600)
Cash from operating activities		3,376	6,227

Cash flows from investing activities
Acquisition of Property, plant and equipment		(3,944)	(2,032)
Proceeds with disposal of Property, plant and equipment		54	-
Net cash used in investing activities		(3,890)	(2,032)

Cash flows from financing activities
Dividend paid		(782)	(907)
Net cash used in financing activities		(782)	(907)
Net (decrease)/ increase in cash and cash equivalents		(1,296)	3,288
Cash and cash equivalents at beginning period		26,838	23,426
Effect of exchange rate fluctuations on cash held		552	-
Cash and cash equivalents at end of period		26,094	26,714

The accompanying notes on pages 6 to 17 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
 (expressed in thousands of Canadian dollar)

1          Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. These consolidated financial statements of the Group as at and for the period ended March 31, 2015 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for equity-settled share-based payment arrangements measured at fair value on grant date.

(c) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that effect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

3          Use of estimates and judgements - (continued)

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2014.

The condensed consolidated interim financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2014.

4          Significant accounting policies

Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2014. In addition, the accounting policies have been applied consistently by the Group entities.

   (i) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market risk free rate applicable to the currency in which the liability will be incurred. The unwinding of the discount is recognised as finance cost.

 (ii) Site restoration

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket Mine undertook and paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. To facilitate the capital expenditure of a production expansion programme Blanket Mine has suspended dividend payments. A moratorium has been placed on interest until dividends are resumed.

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

5           Blanket Zimbabwe Indigenisation Transaction-(continued)

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;

(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on  the facilitation loans including interest. At March 31, 2015 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at March 31, 2015 #	Dec, 31 2014
NIEEF	16%	3.2%	12.8%	11,907	11,907
Fremiro	15%	3.0%	12.0%	11,657	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,772	7,772
	51%	16.2%	24.8%	US$31,336	US$31,336

The balance on the facilitation loans is reconciled as follows:
USD ‘000’s
Balance at December 31, 2014	31,336
Interest accrued &	-
Dividends used to repay loans	-
Balance at March 31, 2015	31,336

& A moratorium has been placed on interest until dividends are resumed by Blanket Mine.
*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket Mine shares owned by

NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan is suspended.

The movement in the advance dividend loans is reconciled as follows in USD 000’s:

	NIEEF	Community Trust	Total
	US$	US$	US$
Balance at December 31, 2013	358	3,507	3,865
Interest accrued	-	334	334
Dividends used to repay advance dividends	(358)	(604)	(962)
Balance at December 31, 2014	-	3,237	3,237
Interest accrued &	-	-	-
Dividends used to repay advance dividends	-	-	-
Balance at March 31, 2015	-	3,237	3,237

& A moratorium has been placed on interest until dividends are resumed by Blanket Mine.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

6              Production costs
	2015	2014

Salaries and wages	3,602	2,749
Consumable materials	4,792	5,160
Site restoration	-	9
Exploration	106	120
Safety	189	125
On mine administration	825	625
	9,514	8,788

7              Administrative expenses

	2015	2014

Investor relations	120	82
Management contract fee	-	260
Professional consulting fees	41	325
Audit fee	101	67
Legal fee and disbursements	24	51
Accounting services fee	112	8
Listing fees	41	58
Travel	82	86
Directors fees	120	138
Salaries and wages	923	483
Zambia costs	247	260
Other	208	29
	2,019	1,847

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

8              Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Assets under construction	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2014	8,152	14,991	16,320	21,476	-	1,306	2,219	64,464
Additions	592	3,390	1,864	1,921	-	122	19	7,908
Reallocations between asset classes	(640)	1,834	-	(1,197)	-	3	-	-
Disposals	-	-	-	(304)	-	-	(9)	(313)
Foreign exchange movement	742	1,689	(2,763)	2,482	-	(44)	61	2,167
Balance at December 31, 2014	8,846	21,904	15,421	24,378	-	1,387	2,290	74,226
Additions	47	1,892	519	6	*1,385	43	52	3,944
Disposals	-	-	-	-		-	(57)	(57)
Foreign exchange movement	462	2,251	(780)	2,298	(11)	94	213	4,527
Balance at March 31, 2015	9,355	26,047	15,160	26,682	1,374	1,524	2,498	82,640

* Two winders were purchased by Greenstone Management Services Proprietary Limited and are currently in the process of refurbishment. The winders are earmarked for installation at the Blanket Mine as part of the Revised plan.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

8           Property, plant and equipment - (continued)

Accumulated depreciation and Impairment losses	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Assets under construction	Fixtures and fittings	Motor vehicles	Total

Balance at January 1, 2014	1,734	2,826	14,333	9,886	-	1,063	1,174	31,016
Depreciation for the year	567	810	-	2,088	-	86	357	3,908
Disposals	-	-	-	(236)	-	-	(9)	(245)
Impairment	-	-	-	180	-	16	-	196
Foreign exchange movement	(252)	358	(930)	(140)	-	(65)	(8)	(1,037)
Balance at December 31, 2014	2,049	3,994	13,403	11,778	-	1,100	1,514	33,838
Depreciation for the 3 month period	173	139	-	592	-	26	108	1,038
Disposals	-	-	-	-	-	-	(30)	(30)
Foreign exchange movement	182	353	(963)	1,066	-	31	124	793
Balance at March 31, 2015	2,404	4,486	12,440	13,436	-	1,157	1,716	35,639
Carrying amounts
At December 31, 2014	6,797	17,910	2,018	12,600	-	287	776	40,388
At March 31, 2015	6,951	21,561	2,720	13,246	1,374	367	782	47,001

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

9              Inventories

		December 31
	2015	2014

Consumable stores	7,998	6,932
Gold in progress	-	639
	7,998	7,571

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

10              Trade and other receivables

		December 31
	2015	2014

Bullion sales receivable	1,822	-
VAT receivables	1,542	1,169
Deposits for stores and equipment and other receivables	984	871
Current portion	4,348	2,040

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

 11                 Cash flow information

Non-cash items and information presented separately on the cash flow statement:
	2015		2014
	$		$
Operating profit		3,257		4,432
Adjustments for:
Profit of sale of property, plant and equipment		(27)		-
Site restoration		-		76
Depreciation		1,038		1,058
Cash generated by operations before working capital changes		4,268		5,566
Inventories		65		53
Prepayments		(85)		(5)
Trade and other receivables		(604)		96
Trade and other payables		283		1,158
Cash generated by operating activities		3,927		6,868

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

12              Related parties

Transactions with key management personnel

Key management personnel compensation:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

						Balance outstanding
3 months to Mar 31,						As at March 31,
Note		2015		2014		2015		2014
		$		$		$		$
Management fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s former President	(i)		-		227		-		-
Rent for office premises paid to a company owned by members of the former President’s family.	(ii)		-		9		-		-

(i)
On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia’s President and Chief Executive Officer (“CEO”).  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement.  Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia.  No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(ii)
The contract expires September 2015. Costs relating to the rental for the period amounted to $19,384. The Group’s former president is not considered a related party in terms of IAS 24 for the 3 month period ended March 31, 2015.

13                Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

13                      Operating Segments – (continued)

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine under care and maintenance as well as sales made by Greenstone Management Services (Proprietary) Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments
2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	15,994	2,615	-	(2,615)	15,994
Royalty	-	(801)	-	-	-	(801)
Production costs	-	(9,755)	(2,277)	-	2,518	(9,514)
Management fee	-	(1,449)	1,449	-	-	-
Other income	-	8	2	-	-	10
Administrative expenses	(469)	(33)	(1,270)	(247)	-	(2,019)
Depreciation	-	(1,092)	(9)	-	63	(1,038)
Foreign exchange gain/(loss)	120	-	505	-	-	625
Finance expense	-	(44)	-	-	-	(44)
Segment profit before income tax	(349)	2,828	1,015	(247)	(34)	3,213
Income tax expense	-	(950)	(249)	-	-	(1,199)
Segment profit after income tax	(349)	1,878	766	(247)	(34)	2,014
Geographic segment assets:
Current assets Current assets	11,641	16,107	13,945	51	(2,620)	39,124
Non-Current (excluding intercompany)	55	46,784	1,830	-	(1,668)	47,001
Expenditure on property, plant and equipment – cash		2,585	*1,416		(57)	3,944
Intercompany balances						-
Geographic segment liabilities :
Current liabilities	(835)	(4,411)	(1,453)	-	-	(6,699)
Non-current (excluding intercompany)	-	(14,266)	(716)	-	-	(14,982)
Intercompany balances	(42,467)	(2,118)	(87,749)	(32,056)	164,390	-

* Two winders amounting to 1,385,000 were purchased by Greenstone Management Services Proprietary Limited and are currently in the process of refurbishment. The winders are earmarked for installation at the Blanket Mine as part of the Revised plan.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
(expressed in thousands of Canadian dollar)

13                      Operating Segments – (continued)

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	17,063	2,173	-	(2,173)	17,063
Royalty	-	(1,195)	-	-	-	(1,195)
Production costs	-	(8,760)	(1,960)	(64)	1,996	(8,788)
Management fee	-	(1,289)	1,289	-	-	-
Administrative expenses	(974)	(95)	(686)	(92)	-	(1,847)
Depreciation	-	(1,013)	(3)	(104)	62	(1,058)
Foreign exchange gain/(loss)	195	-	282	-	(220)	257
Finance expense	-	(41)	-	-	-	(41)
Segment profit before income tax	(779)	4,670	1,095	(260)	(335)	4,391
Income tax expense	(56)	(971)	(273)	-	-	(1,300)
Segment profit after income tax	(835)	3,699	822	(260)	(335)	3,091
Geographic segment assets:
Current	12,520	12,148	13,700	51	(1,511)	36,908
Non-Current (excluding intercompany)	56	41,646	356	-	(1,670)	40,388
Expenditure on property, plant and equipment – cash	-	6,627	52	107	-	6,786
Intercompany balances	118,502	1,748	33,788	-	(154,038)	-
Geographic segment liabilities :
Current	(1,146)	(2,804)	(1,831)	-	-	(5,781)
Non-current (excluding intercompany)	-	(12,291)	(689)	-	-	(12,980)
Intercompany balances	(39,479)	(1,049)	(84,187)	(29,323)	154,038	-

Major customer

Revenues from Fidelity printers and Refiners in Zimbabwe amounted to $15,994 (2014:$17,063) for the 3 months ended March 31.

Directors and Management at May 11, 2015

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1) (2) (3) (4) (5) (7) - Chairman	S. R. Curtis
Non- executive Director	Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. R. Curtis (5) (7)	M. Learmonth (5) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Financial Officer Vice-President Finance and Investor Relations and Corporate Development
Johannesburg, South Africa

J. Johnstone (2) (5) (6) (7)	D. Roets (6) (7)
Non-executive Director	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (7)	Dr. T. Pearton (6) (7)
Non- executive Director	Vice-President Exploration
New York, United States of America	Johannesburg, South Africa

R. Patricio (2) (3) (7)
Non- executive Director	DSA Corporate Services Inc.
Toronto, Ontario, Canada	Company Secretary
36 Toronto Street – Suite1000
J. Holtzhausen (1) (2) (5) (6) (7) - Chairman Audit Committee	Toronto, Ontario, M5C 2C5
Non- executive Director
Cape Town, South Africa
Board Committees
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

CORPORATE DIRECTORY as at May 11, 2015

CORPORATE OFFICES	SOLICITORS
Canada - Head Office	Borden Ladner Gervais LLP
Caledonia Mining Corporation	Suite 4100, Scotia Plaza
Suite 4009, 1 King West	40 King Street West
Toronto, Ontario M5H 1A1	Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com	AUDITORS
South Africa – Africa Office	KPMG Inc.
Greenstone Management Services (Pty) Ltd.AUDITORS	85 Empire Road
P.O. Box 834BDO Dunwoody LLP	Parktown 2193
Saxonwold 2132Chartered Accountants	South Africa
South AfricaSuite 3300, 200 Bay Street	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554
REGISTRAR & TRANSFER AGENT
Zambia	Computershare
Caledonia Mining (Zambia) Limited	100 University Ave, 8th Floor,
P.O. Box 36604	Toronto, Ontario, M5J 2Y1
Lusaka, ZambiaSuite 400 200 University Ave	Tel:+1 416 263 9483
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154
BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMAD
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Numis Securities Limited
The London Stock Exchange Building
CAPITALIZATION at March 24, 2015 RBC Capital Markets	10 Paternoster Square
Authorised: Unlimited71 Queen Victoria Street	London EC4M 7LT
Shares, Warrants and Options Issued:	Tel: +44 207 260 1000
Common Shares: 52,117,908Tel: +44 20 7653 4000
Warrants: Nil	JOINT BROKERS (AIM)
Options: 2,125,920 (March, 31 2015)	Numis Securities Limited

SHARES LISTED	WH Ireland
Toronto Stock Exchange Symbol “CAL”	24 Martin Lane
NASDAQ OTCQX Symbol "CALVF"	London EC4R ODR
London “AIM” Market Symbol “CMCL”	Tel: +44 207 220 1751